ALISON RYAN

Assistant Vice President &

Managing Assistant General Counsel II

OGC Retail Legal & Compliance

(949) 219-3268 Telephone

Alison.Ryan@PacificLife.com

April 5, 2024

Mr. Michael Rosenberg

Attorney-Adviser

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

RE:	Post-Effective Amendment No. 22 to the Registration Statement for Pacific Choice Variable Annuity NY (File No. 333-184972), funded through Separate Account A (File Number 811-09203) of Pacific Life & Annuity Company:

On behalf of Pacific Life & Annuity Company (“Pacific Life”) and Separate Account A (“Separate Account”) of Pacific Life, set forth below are responses to Staff comments received March 27, 2024, in connection with the above-referenced Post-Effective Amendments, on Form N-4, filed February 15, 2024 in a filing made pursuant to Rule 485(a) of the Investment Company Act of 1940 (“1940 Act”).

Staff Comments

1. Staff Comment: OVERVIEW OF THE CONTRACT, Living Benefits section – Please revise the disclosure in this section, as it alternates between discussing guaranteed minimum accumulation benefit riders as well as guaranteed minimum withdrawal benefit (“GMWB”) riders, but the GMWB riders are no longer for sale. Also consider mentioning that the GMWB riders are not currently available for new sales.

Response: Revisions have been made to address the Staff’s comment.

2. Staff Comment: OVERVIEW OF THE CONTRACT, Living Benefits section – indicate that there is an additional cost for the guaranteed minimum withdrawal benefit rider.

Response: Revisions have been made to address the Staff’s comment.

3. Staff Comment: FEE TABLES, Annual Contract Expenses section – consider adding disclosure indicating that certain optional benefits listed in the table are no longer available for purchase.

Response: Revisions have been made to address the Staff’s comment.

4. Staff Comment: OPTIONAL LIVING BENEFITS, Protected Investment Benefit (5 & 7 year option) sections – consider adding “or when a prior Protected Investment Benefit automatically terminates at the end of its term” to both the 5 and 7 year options.

Response: Revisions have been made to address the Staff’s comment.

I believe that the foregoing is responsive to the Staff’s comments. All disclosure changes included in this response will be made via a post-effective amendment to the registration statement referenced above pursuant to Rule 485(b) of the 1940 Act. Pacific Life intends to file such post-effective amendment on April 18, 2024, and would appreciate any additional comments from the Staff no later than April 12, 2024.

If you have any questions, please call me at (949) 219-3268.

Sincerely,

/s/ Alison Ryan

Alison Ryan